FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Colle... for purposes of ... Some of the req... disclosed to any... may contact the... al information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ...ns of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...ecurities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...gulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ... which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02015711

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL CHARGOLD RESOURCES LTD.

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 04 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MUELLER

GIVEN NAMES: EBERHARD

NO. STREET APT: PH #8 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	288000							288000	1	
WARRANTS	350000							350000	2	MERCAP INV
COMMON	450000							450000	1	
COMMON	1527620	26 02 02	10		15000	.08		1512620	2	SEE REMARKS
		28 02 02	10		60000	.08		1452620	2	" "
		01 03 02	10		25000	.08		1427620	2	" "

PROCESSED MAR 14 2002 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 1427620 Indirect Common MERCAP - 1420620 - I own 50%
ACTIVE - 7000 - " " 100%

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 03 02

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL CHARGOLD RESOURCES LTD.

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. STREET APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	292000							292000	1	
WARRANTS	350000							350000	2	MERCAP INV.
COMMON	514300							514300	1	
COMMON	1524120	26 02 02	10		15000	.08		1509120	2	SEE REMARKS
		28 02 02	10		60000	.08		1449120	2	" "
		01 03 02	10		25000	.08		1424120	2	" "

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 1424120 Indirect Common, MERCAP 1420620 - I own 50%, COBALT 3500 - I own 100%
Of the 514300 Direct Common 450,000 are in escrow

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 03 02